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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No  X
                                    ---   ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit 1         Cautionary Statement for the Purposes of the "Safe Harbor"
                  Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 November 24, 2003 Press Release Announcing that Futuremedia Plc's Learning For All(TM)Programme Achieves US$ 7.7 Million (GBP4.8 Million) in Orders Since Start of Programme


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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By:      /s/ Mats Johansson
---------------------------

Mats Johansson
Chief Executive Officer




Date:  24 November 2003




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                                    EXHIBIT 1




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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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                                    EXHIBIT 2


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PRESS RELEASE

FUTUREMEDIA PLC'S LEARNING FOR ALL(TM) PROGRAMME ACHIEVES US$ 7.7 MILLION (GBP4.8 MILLION) IN ORDERS SINCE START OF PROGRAMME

COMPANY REVISE POTENTIAL REVENUE ESTIMATES UPWARDS TO BETWEEN US$ 12.0 MILLION (GBP 7.5 MILLION) TO US$15.0 MILLION (GBP 9.4 MILLION)

BRIGHTON, ENGLAND--Nov 24, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that since the launch of its Learning For All(TM) programme for Royal Mail employees earlier this month, the Company has received US$7.7 million (GBP4.8 million) in orders.

When the Company announced the Royal Mail contract earlier this month, it estimated that the potential revenue from the contract would be in the range of US$ 3.2 million (GBP 2.0 million) to US$ 4.8 million (GBP 3.0 million) over three years. The initial response from Royal Mail employees has exceeded the Company's original estimate, and the Company is now updating its estimate upwards to be in the range of US$ 12.0 million (GBP 7.5 million) to US$15.0 million (GBP 9.4 million) over three years. As indicated previously, the financial impact of this contract to Futuremedia will depend on, among other factors, the continued level of uptake of the programme by Royal Mail employees.

The Company's Learning For All(TM) contract with Royal Mail is for a term of three years. The Company plans to promote the programme through a total of six campaigns, launching one promotion each autumn and spring. The results reported in this press release relate to the first of these campaigns. The Company's ability to launch future promotions is subject to the terms of the contract and will depend on, among other factors, the success of the programme. The success of any future promotions will in turn depend on, among other factors, the future level of uptake of the programme by Royal Mail employees. While the initial uptake represents a positive indicator with respect to the success of the programme, the Company expects the level of uptake of the programme on future promotions to decrease over the term of the contract. The Company cannot give any assurances or guarantees about the likelihood of there being future promotions, the future success of the programme, or the future financial impact of the contract to the Company.

"We are very gratified that the initial uptake of the Learning For All(TM) programme by Royal Mail employees has been positive," commented Mats Johansson, CEO of Futuremedia. "The resulting revenue contribution to the Company represents a reward for the important investments which, thanks to the continued support of our shareholders, we have been able to make during the last six quarters. We hope other large organisations and companies will see the success of Learning For All(TM) at Royal Mail as a textbook example of how to utilise the programme to extend their e-learning capabilities by implementing Learning For All(TM)."

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e- learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing complete learning and knowledge transfer solutions, including its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.


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Futuremedia's customers include BP, Britvic, BT, BUPA, Channel Four, Daimler
Chrysler, GSK, IDEA, Janssen-Cilag, Hilton International, National Health Service, Royal Mail and Syngenta. Learning content from partners SkillSoft, Intellexis and NETg is supplied and supported

Futuremedia can be found on the Web at www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the receptiveness of end-users to Internet and intranet learning and communications products, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:

     Contacts :
     Investor relations and Media:
     Mats Johansson, CEO
     T: +44 1273-829700
     ir@futuremedia.co.uk

or

     Annemieke Blondeel
     M: +44 7792 290397




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